UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            MARVEL ENTERPRISES, INC.
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                    -----------------------------------------
                        (Titles of Classes of Securities)


                                   57383M-10-8
                                 ---------------
                                 (CUSIP Number)


                                Anthony J. Horan
                               Corporate Secretary
                            The Chase Manhattan Bank
                                 270 Park Avenue
                            New York, New York 10017
                                 (212) 270-7122
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 16, 1998
                       -----------------------------------
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                         (Continued on following pages)

CUSIP No. 57383M-10-8                                        13D
------------ -------------------------------------------------------------------
1.           Name of Reporting Person
             The Chase Manhattan Corporation
             S.S. or I.R.S. Identification No. of Above Person

------------ -------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group
                                                                  (a) /X/
                                                                  (b) / /
------------ -------------------------------------------------------------------
3.           SEC Use Only
------------ -------------------------------------------------------------------
4.           Sources of Funds
             OO
------------ -------------------------------------------------------------------
5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)                  / /
------------ -------------------------------------------------------------------
6.           Citizenship or Place of Organization
             Delaware
------------ -------------------------------------------------------------------
Number of Shares               7.    Sole Voting Power
Beneficially Owned by Each           None
Reporting Person               8.    Shared Voting Power
                                     33,002,326
                               9.    Sole Dispositive Power
                                     2,096,291 (1)
                               10.   Shared Dispositive Power
                                     None
--------------- ----------------------------------------------------------------
11.             Aggregate Amount Beneficially Owned by Each Reporting Person
                33,002,326
--------------- ----------------------------------------------------------------
12.             Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                                / /
--------------- ----------------------------------------------------------------
13.             Percent of Class Represented by Amount in Row (11)
                71%
--------------- ----------------------------------------------------------------
14.             Type of Reporting Person
                HC
--------------- ----------------------------------------------------------------


---------------------

(1) For purposes of calculating beneficial ownership under Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), 777,202 shares of 8% Cumulative Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Marvel Enterprises, Inc. (the "Company"), which is each convertible into 1.039 shares of Common Stock, par value $.01 per share (the "Common Stock," together with the Preferred Stock, the "Capital Stock"), of the Company, are included on an as-converted basis.

CUSIP No.  57383M-10-8                                       13D
------------ -------------------------------------------------------------------
1.           Name of Reporting Person
             The Chase Manhattan Bank
             S.S. or I.R.S. Identification No. of Above Person

------------ -------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group
                                                                  (a) /X/
                                                                  (b) / /
------------ -------------------------------------------------------------------
3.           SEC Use Only
------------ -------------------------------------------------------------------
4.           Sources of Funds
             OO
------------ -------------------------------------------------------------------
5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)                  / /
------------ -------------------------------------------------------------------
6.           Citizenship or Place of Organization
             New York
------------ -------------------------------------------------------------------
Number of Shares               7.    Sole Voting Power
Beneficially Owned by Each           None
Reporting Person               8.    Shared Voting Power
                                     33,002,326
                               9.    Sole Dispositive Power
                                     2,096,291 (2)
                               10.   Shared Dispositive Power
                                     None
--------------- ----------------------------------------------------------------
11.             Aggregate Amount Beneficially Owned by Each Reporting Person
                33,002,326
--------------- ----------------------------------------------------------------
12.             Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                                / /
--------------- ----------------------------------------------------------------
13.             Percent of Class Represented by Amount in Row (11)
                71% of Common Stock
--------------- ----------------------------------------------------------------
14.             Type of Reporting Person
                BK
--------------- ----------------------------------------------------------------

-----------------------

(2) For purposes of calculating beneficial ownership under Rule 13d-3 of the Exchange Act, 777,202 shares of Preferred Stock are included on an as-converted basis.

                  This statement amends and supplements the Schedule 13D, dated October 13, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Marvel Enterprises, Inc., a Delaware corporation (the "Company"), as originally filed by The Chase Manhattan Corporation, a Delaware corporation ("CMC"), and The Chase Manhattan Bank, a New York corporation and a wholly-owned subsidiary of CMC ("CMB," together with CMC, the "Reporting Persons").

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  CMB is a party to a Stockholders' Agreement, dated as of October 1, 1998, by and among Avi Arad; the Dickstein Entities (consisting of Dickstein & Co., L.P., Dickstein Focus Fund L.P., Dickstein International Limited, Elyssa Dickstein, Jeffrey Schwarz and Alan Cooper as Trustees U/T/A/D 12/27/88, Mark Dickstein, Grantor, Mark Dickstein and Elyssa Dickstein, as Trustees of The Mark and Elyssa Dickstein Foundation and Elyssa Dickstein); the Perlmutter Entities (consisting of Isaac Perlmutter, Isaac Perlmutter T.A., The Laura & Isaac Perlmutter Foundation, Inc., Object Trading Corp., Zib Inc.); Whippoorwill Associates, Incorporated; CMB; Morgan Stanley & Co. Incorporated; and the Company (the "Stockholders' Agreement"). The principal terms of the Stockholders' Agreement are described in the Schedule 13D.

                  The terms and conditions of the Stockholders' Agreement are more fully described therein, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

2     --     Stockholders' Agreement, dated as of October 1, 1998, by and among
             Avi Arad, Various Dickstein Entities and Individuals, Isaac
             Perlmutter, Isaac Perlmutter T.A., The Laura & Isaac Perlmutter
             Foundation, Inc., ZIB Inc., Various Secured Lenders and the
             Company.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 1998

                                   THE CHASE MANHATTAN CORPORATION


                                   By: /s/ Susan Sturges Spagnola
                                        Name:  Susan Sturges Spagnola
                                        Title: Vice President, Assistant General
                                               Counsel, Assistant Corporate
                                               Secretary


                                   THE CHASE MANHATTAN BANK


                                   By:  /s/ Susan Sturges Spagnola
                                        Name:  Susan Sturges Spagnola
                                        Title: Vice President, Assistant General
                                               Counsel, Assistant Corporate
                                               Secretary

EXHIBIT INDEX

2   --   Stockholders' Agreement,  dated as of October 1, 1998, by and among Avi
         Arad, Various Dickstein Entities and Individuals, Isaac Perlmutter, Isaac Perlmutter T.A., The Laura & Isaac Perlmutter Foundation, Inc., ZIB Inc., Various Secured Lenders and the Company.